Exhibit D-5

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. The Republic’s GDP increased by 5.7% in the first quarter of 2024 compared with the same quarter of 2023. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

On March 31, 2024, local elections in the Republic were held throughout the country’s 81 provinces. On May 7, 2024, the final results of the elections were published in the Official Gazette No.32539. According to the final results, while Republican People’s Party (CHP), Justice and Development Party (AKP), Peoples’ Equality and Democracy Party (DEM Party), Nationalist Action Party (MHP) and New Welfare Party (YRP) won 35, 24, 10, 8 and 2 provincial municipalities respectively, İYİ Party and Great Unity Party (BBP) each won 1 provincial municipality. Furthermore, the main opposition party, CHP, won across the biggest Turkish cities such as İstanbul, İzmir, Bursa and the capital Ankara. In particular, the party’s candidates in Türkiye’s largest city İstanbul and capital Ankara, Ekrem İmamoğlu and Mansur Yavaş, were re-elected.

Local elections in the Republic are held every five years. The next local election is scheduled to be held on March 25, 2029.

On January 12, 2024, Moody’s affirmed Türkiye’s credit rating at “B3” and revised its outlook on Türkiye to “positive” from “stable”. On March 8, 2024, Fitch upgraded Türkiye’s credit rating to “B+” from “B” and revised its outlook on Türkiye to “positive” from “stable”. On May 3, 2024, Standard & Poor’s upgraded Türkiye’s credit rating to “B+” from “B” and kept Türkiye’s outlook “positive”. On May 10, 2024, Japan Credit Rating Agency maintained Türkiye’s unsolicited foreign and local currency long-term issuer ratings as “BB” but revised the outlook to “stable” from “negative”.

As of June 28, 2024, Türkiye has been removed from the grey list of the Financial Action Task Force (FATF). On the same day, Minister of Treasury and Finance Mehmet Şimşek said that Türkiye would continue to fight against money laundering and terrorist financing with determination and in full compliance with international standards.

Governmental Steps With Respect to Income Distribution

One of the main goals of Türkiye’s economic policy is to ensure that its citizens benefit from the Republic’s economic growth. In addition to macroeconomic policies, support programs have also decreased poverty and improved income distribution. In this context, pension payments, unemployment benefits, health insurance, and social assistance such as family support are provided. The Family Support Program administered by the Republic’s Family and Social Services Ministry was launched in 2022 to provide financial assistance to families in need. In addition, pursuant to Law No. 7349 on the Amendment of Some Laws and the Income Tax Law, the minimum wage is exempt from taxes and the amount of wages up to the minimum wage for all employees are currently exempt from taxes as well.

Consequently, Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics up until 2022:

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 8.4 in 2022.

•	The poverty rate, calculated based on 50 percent of the median income, was 18.6% in 2006, and decreased to 13.9% in 2022.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 45th among 193 countries in 2022 and was placed in the “Very High Human Development” category.

POLITICAL CONDITIONS

In the May 14, 2023 presidential and parliamentary elections in the Republic, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of July 8, 2024:

Number of Seats
Justice and Development Party (AKP)	264
Republican People’s Party (CHP)	127
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	50
İYİ Party	34
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	7
Total	593

Source: The Grand National Assembly of Türkiye

On April 27, 2024, Müsavat Dervişoğlu was elected as the new leader of İYİ Party at the extraordinary congress held on that date.

In accordance with a decree published in the Official Gazette No. 32590 dated July 2, 2024, Mr. Fahrettin Koca was dismissed, and Mr. Kemal Memişoğlu was appointed as the new Minister of Health. According to the same decree, Mr. Mehmet Özhaseki was dismissed, and Mr. Murat Kurum was appointed as the new Minister of Environment, Urbanization and Climate Change.

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

European Commission’s 2023 Report

On November 8, 2023, the European Commission published the 2023 EC Report. The report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report stated that Türkiye remains a key partner for the European Union and a candidate country. With respect to foreign policy, the report said: “Türkiye condemned the Russian military aggression (Ukraine war), including at the UN General Assembly, and engaged politically and diplomatically, including by facilitating the export of Ukrainian grain and the exchange of prisoners.” It also stressed that Türkiye intensified its “regional normalisation” policy with Arab states, Armenia, and Israel. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

On November 29, 2023, the European Commission and the High Representative adopted a Joint Communication on the state of play of EU-Türkiye political, economic and trade relations. On the same date, EU foreign policy chief Josep Borrell stated that “The European Union clearly has a strategic interest to develop a mutually beneficial relationship with Türkiye and maintain a stable and secure environment in the eastern Mediterranean”.. The EU has identified a number of possible options towards engagement with Ankara, Borrell said, adding that the EU Commission has suggested resuming dialogue on updating the Customs Union with Türkiye, as well as taking more steps on trade, investment, migration, and visa liberalization. Türkiye’s deputy foreign minister and director for EU affairs stated on December 18, 2023 that the joint declaration on Türkiye-EU relations marks a significant first step in bilateral relations.

On February 16, 2024, European Union foreign policy chief Josep Borrell stressed that the bloc’s relations with Türkiye must be improved in times of increasing regional instability and deepening geopolitical crisis, following his meeting with Minister Hakan Fidan on the sidelines of the Munich Security Conference.

On April 18, 2024, the Special European Council’s conclusion concerning Türkiye emphasized its strategic interest in developing a relationship with Türkiye based on cooperation and mutual benefit, and that it attaches “great importance” to the resumption of negotiations on the Cyprus issue within this context. The statement evaluated that Türkiye’s constructive participation will be beneficial in advancing various areas of cooperation.

On June 27, 2024, Turkish president Recep Tayyip Erdogan reiterated that full membership in the European Union is Türkiye’s strategic goal, while stressing it is in common interest for the EU to approach Türkiye from a similar perspective.

World Bank

On March 28, 2024, the World Bank approved a U.S.$400 million financing for Türkiye’s Socially Inclusive Green Transition Project, which aims to facilitate access to finance for women- and youth-owned micro, small and medium-sized enterprises (MSMEs), as well as access for women and youth to jobs created by the green sectors of the economy in Türkiye.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 US Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defences. The United States Supreme Court ordered the 2nd U.S. Circuit Court of Appeals to reconsider Halkbank’s effort to dismiss the case based on these defenses. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”.

On May 9, 2024, Trade Minister Omer Bolat said at the 39th American-Turkish Conference in Washington DC. that Türkiye is committed to realizing U.S.$100 billion trade volume with the US.

NATO

On June 25, 2024, Turkish Foreign Minister Hakan Fidan said that NATO needs to be sensitive to Türkiye’s concerns about the fight against terrorism, stressing that NATO member countries should not impose restrictions on each other’s defense industry products.

On June 26, 2024, Turkish Foreign Minister Hakan Fidan underlined the need to fulfill commitments on combating terrorism at the NATO summit in Washington. Highlighting NATO as the most crucial actor in effectively ensuring Europe’s defense and security, Fidan underlined the importance of avoiding initiatives that could weaken NATO’s leading and primary role.

Russia

On June 27, 2024, President Recep Tayyip Erdogan said fair solution to the Russian-Ukrainian conflict is possible through diplomacy, but initiatives excluding Russia will not yield results.

On July 3, 2024, President Recep Tayyip Erdogan met with his Russian counterpart Vladimir Putin at the Shanghai Cooperation Organization summit. Two leaders discussed various issues, including the latest situation in the Ukraine war, Israel’s current attacks on Palestinian territories, efforts to find a solution to the crisis in Syria, and the fight against terrorism. President Erdoğan said that Türkiye will continue to strive for the establishment of peace in the region and the world. He said Türkiye can lay the groundwork for a consensus to end the ongoing war between Russia and Ukraine with a cease-fire, adding that a fair peace that can satisfy both sides is possible. Mr. Erdogan also underlined the importance of ending instabilities in the region, particularly the Syrian civil war that started in 2011, reiterating that Türkiye is ready to cooperate for a solution. President Erdogan invited Putin to visit Türkiye, and the Russian leader affirmed his intention to make the trip in the near future.

On July 4, 2024, at his meeting with Belarusian President Alexander Lukashenko at the Shanghai Cooperation Organization summit in Astana, President Recep Tayyip Erdogan stressed the need to take decisive steps to end the ongoing conflict between Ukraine and Russia, expressing hope that a strong peace framework could put an end to the war.

Armenia

On June 18, 2024, Turkish President Recep Tayyip Erdogan and Armenian Prime Minister Nikol Pashinyan said that Türkiye and Armenia are committed to normalizing relations without preconditions. Erdogan and Pashinyan underlined the importance of continuing talks between the two sides’ special representatives and confirmed the points that have so far been agreed by the two sides.

Israel & Palestine

On April 9, 2024, Turkish Ministry of Trade announced that it was restricting the export of 54 products to Israel, including aluminum, steel, construction materials and chemical fertilizers over Israel’s military actions in Gaza. “This decision will remain in effect until Israel declares an immediate cease-fire in Gaza as part of its obligations arising from international law, and allows a sufficient and uninterrupted flow of humanitarian aid to the Gaza Strip,” the ministry said.

On May 10, 2024, Turkish Foreign Ministry welcomed the UN General Assembly resolution that enabled wider rights and privileges for Palestine to engage in UN activities and reconsideration of Palestine’s membership bid.

On June 15, 2024, Turkish President Erdoğan said that he was pleased with the truce offer announced by US President Joe Biden on May 31, but there is a need for sincere efforts to put an end to the violence in Palestine.

On June 25, 2024, Turkish Foreign Minister Hakan Fidan said that the two-state solution between Israel and Palestine, the cessation of war, and the issue of humanitarian aid are now extremely important.

On July 4, 2024, at the Shanghai Cooperation Organization summit in Astana, Turkish President Recep Tayyip Erdogan said that the international system had lost its legitimacy as it had failed to bring a halt to Israeli actions in Gaza. President Erdoğan said that Israel has to be stopped, and forced to accept a permanent cease-fire in Gaza, urging countries to increase pressure on the Israeli administration.

Iraq & Syria

On April 22, 2024, Turkish President Recep Tayyip Erdoğan visited Iraq for the first time in 13 years to discuss bilateral relations, counter-terrorism and regional issues, including Israel’s ongoing war in the Gaza Strip. After Erdogan’s meeting with Iraqi Prime Minister Mohammed Shia al-Sudani, Türkiye and Iraq signed 26 agreements in the areas of energy, trade, education, tourism, sports, health and defense to bolster bilateral cooperation. Iraqi Prime Minister Muhammed Shia al-Sudani said that he agreed with President Erdoğan to bolster security cooperation to enhance the stability of the two neighbors. During his visit, President Erdogan also met with President Nechirvan Barzani and Prime Minister Masrour Barzani of Iraq’s Kurdish Regional Government (KRG) in Erbil.

On April 22, 2024, a memorandum of understanding on the Development Road project was signed between Türkiye, Iraq, Qatar and the United Arab Emirates, during Turkish President’s visit to Iraq. The Development Road project encompasses railway and highway lines extending from the Grand Faw Port in Basra through the cities of Diwaniyah, Najaf, Karbala, Baghdad and Mosul to the Turkish border, aiming to provide access from the Turkish border to Mersin Port and onward to Europe via Istanbul by road.

On June 15, 2024, Turkish President Erdoğan warned that any attempt to hold an election in Northeastern Syria would face resolute opposition from Türkiye.

On June 27, 2024, Ministry of National Defense stated that as many as 1,270 terrorists had been neutralized, including in Iraq and northern Syria since the beginning of 2024.

On July 5, 2024, Turkish President Recep Tayyip Erdoğan signaled a new diplomatic peace initiative with Damascus, suggesting a potential invitation to Syria’s Bashar al-Assad. He underlined Syria’s critical need for reconstruction and stability, underscoring the impact of widespread infrastructure damage and societal upheaval. Erdogan stated that the recent regional tranquility on the matter could open the door to peace with policies and approaches that are free from prejudices. The eradication of terrorist organizations is vital for Syria’s future, Erdogan said, advocating for the establishment of democratic foundations and inclusive peace initiatives based on upholding the territorial integrity of Syria.

Eastern Mediterranean

On May 13, 2024, Turkish President Recep Tayyip Erdogan told Greek Prime Minister Kyriakos Mitotakis that there were “no unsolvable problems” between their countries as the leaders met in Ankara.

On June 26, 2024, Turkish President Recep Tayyip Erdogan called on all regional countries to stand with Lebanon against Israel’s invasion plan. President Erdoğan reiterated that any moves by Israel Prime Minister Netanyahu’s to spread the war across the region would lead to a major catastrophe.

Africa

On July 1, 2024, Ethiopian Foreign Minister Taye Atske Selassie and Somali Foreign Minister Ahmed Moallim Fiqi met in the Türkiye’s capital Ankara in a bid to settle their countries’ differences. A joint statement issued following the meeting declared that Ethiopia and Somalia had agreed to meet again in Ankara on September 2, 2024 to have a second round of discussions. Emphasizing that progress was made during the talks, Turkish Foreign Minister Fidan said that Türkiye, with its deep-rooted relations and wide-ranging cooperation with both countries, played a facilitating role.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of July 4, 2024, Türkiye had granted temporary protection to 3,111,047 Syrians.

As of December 2022, there were 1.45 million school-age (between 5 and 17 years old) children under temporary protection in Türkiye and 972,792 of them can attend school. As of March 2022, the number of polyclinic services provided to Syrians since 2011 has reached over 97 million, while those receiving in-patient treatment exceeded 3 million. Almost 2.6 million surgeries were conducted on Syrians and over 754,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15.012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4.642 billion. In the second quarter of 2023, nominal GDP was TL 5.506 billion. In the third quarter of 2023, nominal GDP was TL 7.697 billion. In the fourth quarter of 2023, nominal GDP was TL 8.431 billion. Nominal GDP was approximately TL 26.276 billion in 2023. In the first quarter of 2024, nominal GDP was TL 8.822 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 31, 2024 for the periods indicated:

GDP by Type of Economic Activity* (in %)	2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1
1. A- Agriculture, forestry and fishing	2.6	4.3	10.7	5.2	2.3
2. BCDE- Industry	25.0	22.6	21.4	22.6	21.7
3. F- Construction	5.5	6.2	5.2	5.5	6.2
4. GHI- Services	26.8	27.2	25.7	27.1	25.5
5. J- Information and communication	2.3	2.4	2.2	2.9	2.3
6. K- Financial and insurance activities	4.0	3.9	2.8	3.0	3.7
7. L- Real estate activities	4.1	4.3	3.6	3.7	4.7
8. MN- Professional, administrative and support service activities	4.9	5.3	4.7	5.5	5.3
9. OPQ- Public administration, education, human health and social work activities	11.6	10.8	10.1	9.7	13.4
10. RST- Other service activities	2.5	1.9	1.7	2.7	3.0
11. Sectoral total	89.3	88.9	88.3	88.0	88.2
12. Taxes-Subsidies	10.7	11.1	11.7	12.0	11.8
13. Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.0	3.9	6.1	4.0
2024	5.7

Source: TURKSTAT

In June 2024, the Republic’s monthly CPI increased by 1.64% and domestic PPI increased by 1.38% compared to the previous month. In June 2024, the Republic’s annual CPI and domestic PPI increased by 71.60% and 50.09%, respectively, as compared to the same month of the previous year.

On June 5, 2024, the Government offered an interest rate of 41.94% for its 623-day TL denominated fixed coupon Government Bond, compared to 17.05% for its 539-day TL denominated fixed coupon Government Bond on June 14, 2023.

On June 12, 2024, the Government offered an interest rate of 32.94% for its 1610-day TL denominated fixed coupon bond issuance compared to 17.99% for its 1722-day TL denominated fixed coupon Government Bond on June 21, 2023.

The industrial production index decreased by 0.7% in April 2024 compared to the same month of the previous year.

In 2023, the unemployment rate decreased by 1.0 percentage points to 9.4% as compared to the previous year. In April 2024, the seasonally adjusted unemployment rate decreased by 0.1 percentage points to 8.5% as compared to the previous month. In April 2024, the seasonally adjusted employment rate realized as 49.5% with 0.1 percentage point decrease compared to the previous month and the number of employed people decreased by 1,000 to 32.618 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2023	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	9.6	3,377
February	10.0	3,456
March	10.0	3,471
April	10.0	3,526
May	9.5	3,322
June	9.5	3,310
July	9.4	3,270
August	9.2	3,207
September	9.1	3,161
October	8.6	2,995
November	9.0	3,122
December	8.8	3,104

2024
January	9.0	3,185
February	8.6	3,075
March	8.6	3,060
April	8.5	3,042

Source: TURKSTAT

According to the Notification on the Putting of Coins with the Value of TL 5 into Circuit in the Official Gazette No. 32570 dated June 8, 2024, a coin worth TL 5 was put into circulation in the Republic.

TOURISM

In 2023, the number of foreign visitors visiting the Republic increased by 10.42% to 49,209,180 people compared to the previous year. In May 2024, the number of foreign visitors visiting the Republic increased by 14.00% to 5,130,119 people compared to the same month in 2023. In the fourth quarter of 2023, tourism revenues increased by 6.8% compared to the same period of 2022 and reached U.S.$12,272,673,000. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year. In the first quarter of 2024, tourism revenues increased by 5.4% compared to the same period of 2023 and reached U.S.$8,784,800,000.

EMPLOYMENT AND WAGES

In 2023, the total civilian employment was 31.632 million and the labor force participation rate was at 53.3%, which represented a 0.2 percentage point increase compared to the previous year. In April 2024, the seasonally adjusted total civilian employment was 32.618 million and the seasonally adjusted labor force participation rate was at 54.2% without any change compared to the previous month.

As of May 2024, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 243.71 billion.

As of May 2024, 67.88 % of the Unemployment Insurance Fund was invested in bonds, 31.45% of the assets were held in deposits and 0.67% of the assets were held in Takasbank Money Market.

As of March 2024, there were 381 pension funds offered to the public. As of March 2024, the total net asset value of these funds increased to approximately TL 912.5 billion from approximately TL 455 billion in March 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In May 2024, the trade balance posted a deficit of U.S.$6.502 billion, with a 48.0% decrease compared with May 2023. In May 2024, total goods imported (c.i.f.), including gold imports, decreased by 10.4% to U.S.$30.568 billion, as compared to approximately U.S.$34.115 billion during the same period in 2023. In May 2024, the import of capital goods, which are used in the production of physical capital, decreased by 5.5% over the same period in 2023; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 16.5% over the same period in 2023; and the import of consumption goods increased by 19.6% over the same period in 2023. In May 2024, total goods exported (f.o.b.), increased by 11.3% to U.S.$24.066 billion, as compared to approximately U.S.$21.621 billion during the same period of 2023. Total exports and imports for 2023 amounted to U.S.$255.538 billion and U.S.$361.766 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$477 million in April 2024. The following table summarizes the balance of payments of Türkiye for the period indicated:

April 2024
in millions of U.S. Dollars
CURRENT ACCOUNT	-16,125
Trade Balance	-22,102
Goods Exports	81,337
Goods Imports	103,439
Services	10,310

April 2024
in millions of U.S. Dollars
Primary Income	-4,669
Secondary Income	336
CAPITAL ACCOUNT	1
FINANCIAL ACCOUNT	-5,999
Direct Investment (net)	-1,141
Portfolio Investment (net)	-5,780
Assets	6,799
Liabilities	12,579
Other Investment (net)	922
Assets	9,108
Liabilities	8,186
RESERVE ASSETS	-25,110
NET ERRORS AND OMISSIONS	-14,985

In April 2024, the volume of crude oil imports increased by 37.54% compared to April 2023. In April 2024, natural gas imports decreased by 39.85% to 2,395.25 million cubic meters compared to 3,982.20 million cubic meters in April 2023. In April 2024, liquefied petroleum gas imports increased by 16.02% to 355,125.64 tons compared to 306,086.05 tons in April 2023.

As of May 2024, total gross international reserves were U.S.$143,648 million (compared to U.S.$97,080 million as of May 2023). As of May 2024, gold reserves were U.S.$59,740 million (compared to U.S.$41,332 million as of May 2023) and the Central Bank gross foreign exchange reserves were U.S.$76,464 million as of May 2024 (compared to U.S.$48,271 million as of May 2023).

As of May 2024, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$50,871 million (compared to approximately U.S.$49,945 million as of May 2023). As of May 2024, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$45,539 million (compared to approximately U.S.$53,132 million as of May 2023).

As of July 4, 2024, the Central Bank held approximately TL 706.47 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on May 9, 2024, the inflation target for 2024 is 38%, with a 2% uncertainty band in both directions. On July 5, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 32.6301 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

As of May 2024, the Central Bank’s international reserve level was approximately U.S.$143.6 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On April 5, 2024, the CBRT submitted an “Open Letter” to the government pursuant to the accountability principle given that the realized inflation fell outside the uncertainty band at the end of the year. The Open Letter serves to elucidate the underlying causes behind this recent deviation from the established inflation target, while also delineating the measures already undertaken and those deemed necessary for reaching the target.

On April 6, 2024, the CBRT published a press release regarding the simplification of the macroprudential framework. In the press release, it was stated that the CBRT continues to simplify macroprudential policies to safeguard the functionality of market mechanisms and macro financial stability. Accordingly, regarding the securities maintenance practice, the Bank has decided that; i) the securities maintenance ratio applied to liabilities subject to securities maintenance will be reduced from 4% to 1%, ii) the implementation regarding securities maintenance based on loan growth will be terminated. It was also stated that the Bank considers to terminate the securities maintenance practice in a short while.

On April 19, 2024, the CBRT signed a Memorandum of Understanding with Banco Central do Brasil and the National Bank of the Republic of Kazakhstan, laying the groundwork for enhanced cooperation in the field of central banking.

On April 25, 2024, May 23, 2024, and June 27, 2024, the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 50%. In the press release published after the most recent Monetary Policy Committee Meeting, it was stated that the tight monetary stance will be maintained until a significant and sustained decline in the underlying trend of monthly inflation is observed, and inflation expectations converge to the projected forecast range. In addition, the monetary policy stance will be tightened in case a significant and persistent deterioration in inflation is foreseen. In the Summary of the Monetary Policy Committee Meeting on June 27, 2024 published on July 3, 2024, it was stated that despite the base effect-driven marked increase in annual consumer inflation, annual changes in core indicators B and C followed a milder course compared to the headline index in the relevant period. It was also stated that on the back of monetary and quantitative tightening measures, Turkish lira loan growth continued to decelerate while FX loan growth declined.

On May 9, 2024, the Central Bank released the second Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 38% at the end of 2024, and fall to 14% at the end of 2025, and to 9% at the end of 2026.

On May 23, 2024, the CBRT published a press release regarding macroprudential framework and liquidity steps. In the press release, it was stated that the CBRT has taken the following measures in order to preserve macrofinancial stability, support the monetary transmission mechanism, and to sterilize excess liquidity:

•	Reserve requirement ratios for Turkish lira deposits and FX-protected deposits (KKM accounts) have been increased and required reserves shall be maintained as of May 24, 2024.

•	The following changes have been made regarding the remuneration and commission practices for reserve requirements:

i) The target for transition from KKM accounts to Turkish lira accounts has been retained, and the total target* including renewal has been reduced to 75%.

ii) As of the next calculation date, legal persons’ KKM accounts, as well as legal and real persons’ Deposit and Participation Scheme for Non-Resident Turkish Citizens (YUVAM) accounts will be excluded from the calculation of the total target,

ii) The remuneration rate applied to reserve requirements maintained for KKM accounts when the total target is achieved has been decreased to 40% of the policy rate.

On July 23, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.96% and a relatively low non-performing loan ratio of 1.52% as of May 2024.

As of May 2024, the loan to deposit ratio and return on average assets of the banking sector were 87.06% and 0.92%, respectively.

As of May 10, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts were between 3.0% and 33.0% depending on maturity. As of that date, RRRs were 12.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). Furthermore, as of same date, the RRRs were 33.0% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and 22% for FX-protected deposit accounts up to 1-year, with 1-year or longer maturity. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 30, 2024), the CBRT expanded the scope of Birleşik Ödeme Hizmetleri ve Elektronik Para A.Ş.’s operating license.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 30, 2024), the CBRT authorized Ziraat Finansal Teknolojiler Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 31, 2024), the CBRT authorized Yemekpay Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated February 6, 2024 (published in the Official Gazette dated February 13, 2024), the CBRT authorized Platform Ödeme Hizmetleri ve Elektronik Para A.Ş. to operate as an electronic money institution.

With its decision dated January 30, 2024 (published in the Official Gazette dated February 15, 2024), the CBRT authorized Garanti Ödeme ve Elektronik Para Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated January 30, 2024 (published in the Official Gazette dated February 15, 2024), the CBRT canceled the operating license of Ria Turkey Ödeme Kuruluşu A.Ş.

On March 21, 2024, the Banking Regulatory and Supervision Agency (BRSA) decided the loan maturity and the ratio of the loan amount to the final invoice value of the vehicle (for only electric motor vehicles produced by taxpayers including in the scope of Provisional Article 12 of the Corporate Tax Law Numbered 5520) as follows:

Vehicle Value	Maturity	Loan Amount
Vehicle Value ≤ 1.6 million TL	48 Months	Value x	%70
1.6 million TL < Vehicle Value ≤ 3 million TL	36 Months	Value x	%50
3 million TL < Vehicle Value ≤ 4 million TL	24 Months	Value x	%30
4 million TL < Vehicle Value ≤ 5 million TL	12 Months	Value x	%20
5 million TL ≤ Vehicle Value	None	None

With its decision dated March 7, 2024 (published in the Official Gazette dated March 22, 2024), the BRSA authorized Sipay Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an institution that makes agreements with member merchants.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Marin Yatırım Bankası A.Ş. to be established as a development and investment bank.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Aytemiz Yatırım Bankası A.Ş. to be established as a development and investment bank.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Adil Katılım Bankası A.Ş. to be established as a digital participation bank.

With its decision dated June 13, 2024 (published in the Official Gazette dated June 22, 2024), the BRSA granted an operating license to Real Varlık Yönetim A.Ş. as an asset management company.

With its decision dated June 7, 2024 (published in the Official Gazette dated June 26, 2024), the CBRT granted an operating license to Qnbpay Ödeme Hizmetleri A.Ş as a payment institution.

With its decision dated June 7, 2024 (published in the Official Gazette dated June 26, 2024), the CBRT authorized SBM Elektronik Para ve Ödeme Kuruluşu A.Ş. to operate as an electronic money institution.

PUBLIC FINANCE AND BUDGET

From January to May 2024, the Central Government consolidated budget expenditures were approximately TL 3,712.1 billion (compared to approximately TL 1,875.7 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 3,240.1 billion (compared to approximately TL 1,612.1 billion in 2023), the Central Government consolidated budget deficit was approximately TL 471.903 billion (compared to a deficit of approximately TL 263.590 billion in 2023), and the Central Government consolidated budget primary surplus was approximately TL 3.244 billion (compared to a deficit of approximately TL 25.722 billion in 2023).

In May 2024, the Central Government consolidated budget expenditures were approximately TL 787.7 billion (compared to approximately TL 430.5 billion during the same month of 2023), the Central Government consolidated budget revenues were approximately TL 1,007.1 billion (compared to approximately TL 549.4 billion during the same month of 2023), the Central Government consolidated budget surplus was approximately TL 219.4 billion (compared to a surplus of approximately TL 118.9 billion during the same month of 2023), and the Central Government consolidated budget primary surplus was approximately TL 330.1 billion (compared to a deficit of approximately TL 221.6 billion during the same month of 2023).

A Central Government budget deficit to GDP ratio of 6.4% for 2023 and 6.4% for 2024, and 3.4% for 2025 are expected through the 2024-2026 Medium Term Program that was announced on September 6, 2023. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2022	2023	2024 (January- May Cumulative)	2024 (May)
Budget Expenditures	2,942,748	6,585,456	3,712,050	787,728
1-Excluding Interest	2,631,845	5,910,841	3,236,904	677,084
Compensation of Employees	615,296	1,324,530	1,077,721	204,032
Social Security Contributions	96,864	185,735	132,919	25,430
Purchase of Goods and Services	257,660	452,855	223,699	59,519
Current Transfers	1,126,363	2,373,641	1,458,138	310,849
Capital Expenditures	276,896	542,997	214,567	61,237
Capital Transfers	48,822	858,059	12,236	3,373
Lending	209,944	173,025	117,624	12,644
2-Interest	310,903	674,615	475,147	110,643
Budget Revenues	2,800,088	5,210,488	3,240,147	1,007,136
1-General Budget Revenues	2,738,809	5,097,145	3,150,706	990,238
Taxes	2,353,438	4,500,866	2,730,239	898,424
Property Income	104,705	133,092	64,754	8,376
Grants and Aids and Special Revenues	28,000	29,543	46,327	14,324
Interest, Shares and Fines	237,727	408,974	300,143	66,977
Capital Revenues	12,357	17,314	5,301	1,173
Collections from Loans	2,583	7,356	3,941	964
2-Special Budget Institutions	48,430	88,172	67,416	14,084
3-Regularity & Supervisory Institutions	12,849	25,171	22,025	2,814
Budget Balance	-142,660	-1,374,968	-471,903	219,409
Balance Excluding Interest	168,243	-700,353	3,244	330,052

Source: Ministry of Treasury and Finance

According to Presidential Decree No.8002, dated December 27, 2023, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until April 30, 2024. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until April 30, 2024.

According to Presidential Decree No. 8434, dated April 30, 2024, the level of withholding tax on Turkish Lira-denominated bank deposits and participation funds was increased to 2.5% from 0% for deposits of more than one year, to 5% from 3% for maturities up to one year and to 7.5% from 5% for maturities up to six months. With the same Presidential Decree, the withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was increased to 2.5% from 0% for deposits of more than one year, to 5% from 3% for maturities up to one year and to 7.5% from 5% for maturities up to six months. According to the same Presidential Decree, these levels will be applied until July 31, 2024. Pursuant to the same Presidential Decree, the period of 0% withholding tax application on FX-protected deposit accounts/participant funds was extended until July 31, 2024.

On May 13, 2024, Minister of Treasury and Finance Mehmet Şimşek said that Türkiye is introducing a series of measures to “discipline public spending” with increasing effectiveness in a bid to tackle persistent inflation. He also said that the new measures, unlike previous practices, would increase efficiency in the public sector and provide savings, implement a strong monitoring, auditing, reporting, and sanction model, and cover the entire public. Furthermore, he noted that the focus would be on 8 priority areas in public spending such as vehicles, buildings, public employment, efficiency in administrative structuring, overseas temporary assignment expenses, energy and waste management, communication expenses, and other current expenses.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$21.4 million as of July 8, 2024.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.50 billion as of July 8, 2024.

DEBT

In May 2024, the average maturity of the Republic’s domestic cash borrowing was 54.2 months, as compared to 75.6 months in May 2023. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 35.44% in May 2024, compared to 12.62% in May 2023.

The total gross outstanding external debt of the Republic was approximately U.S.$506,823 million (at then- current exchange rates) at the end of the first quarter of 2024.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1
GROSS EXTERNAL DEBT	474,573	476,252	480,585	500,332	506,823
SHORT-TERM	161,111	165,325	168,577	176,012	178,319
Public Sector	33,341	31,083	31,857	34,473	37,680
Central Bank	39,321	46,234	45,714	46,360	45,918
Private Sector	88,449	88,008	91,006	95,179	94,721
LONG-TERM	313,462	310,927	312,008	324,320	328,504
Public Sector	162,936	163,206	161,905	167,185	169,270
Central Bank	0	0	0	0	0
Private Sector	150,525	147,721	150,103	157,135	158,784

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 28.5% in the first quarter of 2024. The Republic also maintains a large cash balance to cover its financing needs. As of July 4, 2024, the Republic’s cash account with the Central Bank stood at approximately TL 989.7 billion. As of year-end 2023, it was approximately TL 770.0 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2024, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023		2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	26,276		8,822	***
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	4.5		5.7	***
Unemployment (%)	11.0	13.7	13.1	12.0	10.4	9.4		8.5	**
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77		71.60	*****
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22		50.09	*****
Current Account Balance (in millions of U.S.$)	-20,151	10,798	-31,914	-7,398	-49,085	-45,383		-5,285	**
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,583		121,604	****
Public Sector Borrowing Requirement/GDP (%)	2.5	3.2	3.9	2.5	2.4	6.4	*	5.9	*

*	2024-2026 Medium Term Program.
**	As of April 2024. Unemployment data for April 2024 is seasonally adjusted.
***	As of Q1 2024.
****	As of May 2024.
*****	As of June 2024.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From March 26, 2024 to July 5, 2024, the Istanbul Stock Exchange National 100 Index increased by 23.2%.